Filed by Tremont Mortgage Trust
Commission File No. 001-38199
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Tremont Mortgage Trust
Commission File No. 001-38199
Date: April 28, 2021

The following is the script for an earnings conference call of Tremont Mortgage Trust (“TRMT”) hosted by Thomas J. Lorenzini, President of TRMT, and G. Douglas Lanois, Chief Financial Officer and Treasurer of TRMT on April 28, 2021.

Tremont Mortgage Trust
Q1 2021 Earnings Call Script
Wednesday, April 28, 2021 at 10:00 AM

Operator:
Good morning. Welcome to Tremont Mortgage Trust’s First Quarter 2021 Financial Results Conference Call. (Operator Instructions). Please note, this event is being recorded.
I would now like to turn the conference over to Kevin Barry, Manager of Investor Relations. Please go ahead.

Speaker: Kevin Barry
Thank you, and good morning, everyone. Thanks for joining us today.
With me on the call are President, Tom Lorenzini and Chief Financial Officer and Treasurer, Doug Lanois. In just a moment, they will provide details about our business and our performance for the first quarter of 2021, as well as details about our proposed merger with RMR Mortgage Trust. We will then open the call to a question-and-answer session with sell-side analysts.
As many of you know, Tremont Mortgage Trust and RMR Mortgage Trust issued a joint press release on Monday, April 26th, announcing that we have entered into a definitive agreement to merge with RMRM. We've also provided an investor presentation that can be accessed on our website, www.trmtreit.com, which presentation has also been filed with the Securities and Exchange Commission – or SEC. We encourage you to access the presentation as our management team will be referencing it in their prepared remarks.

I would like to note that the recording and retransmission of today’s conference call is strictly prohibited without TRMT’s prior written consent. Also note that today’s conference call contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based on TRMT’s beliefs and expectations as of today, Wednesday, April 28, 2021, and actual results may differ materially from those that we project. TRMT undertakes no obligation to revise or publicly release the results of any revision to the forward-looking statements made in today’s conference call. A number of risks and uncertainties exist that could cause TRMT’s actual results to differ materially from those expressed or implied. Additional information concerning factors that could cause those differences is contained in our filings with the SEC, which can be accessed from the SEC’s website. Investors are cautioned not to place undue reliance upon any forward-looking statements.
In addition, our discussion regarding the proposed merger of TRMT and RMRM does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. RMRM expects to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the merger and other transactions with respect to both RMRM and TRMT. Investors are urged to read the joint proxy statement/prospectus (including all amendments and supplements) if and when they become available and any other documents to be filed with the SEC in connection with the merger or incorporated by reference in the joint proxy statement/prospectus because they will contain important information about the merger. Information regarding potential participants and any proxy solicitation of TRMT and RMRM shareholders and a description of their direct and indirect interests by security holdings or otherwise will be contained in the joint proxy statement/prospectus filed in connection with the proposed merger.

Finally, we will be discussing Non-GAAP numbers during this call, including distributable earnings. For a reconciliation of net income determined in accordance with GAAP to distributable earnings, please see our quarterly earnings release which is available on our website.
I will now turn the call over to Tom.

Speaker: Tom Lorenzini
Thank you, Kevin. Good morning everyone and thank you for joining us.
On April 26th, TRMT issued a press release announcing that we have entered into a definitive agreement to merge with RMR Mortgage Trust, and yesterday, TRMT issued a press release reporting its results for the first quarter of 2021. I’ll begin today’s call with some commentary about the proposed merger and then provide a brief update on TRMT’s first quarter performance. Doug will then run through the details of our recent investment activity and financial results, and then we will open up the call for Q&A.
On Monday, we posted a presentation to our website which was also filed with the SEC, certain pages of which I will refer to during my remarks today. Before we get started, I encourage you to look over the warning regarding forward-looking statements and other disclaimers that can be found on slides 2 and 3 of the presentation.
Let’s start with the transaction summary on slide 4. With the unanimous approval of our special committee and our entire Board of Trustees, we are thrilled to be bringing together two highly complementary businesses in Tremont Mortgage Trust and RMR Mortgage Trust.
•The transaction will be a stock for stock exchange whereby TRMT shareholders will receive 0.52 shares of RMRM for each common share of TRMT.
•Based on Friday’s closing price for RMRM, the implied offer price per share of approximately $6.55 represents a 6.3 percent premium to the closing price of TRMT’s common stock on April 23rd, and a 9.0 percent premium to the volume weighted average price for the 30 trading days ended April 23rd.
•RMRM and TRMT shareholders will own approximately 70 percent and 30 percent of the combined company, respectively.

•In terms of the financial impact, the transaction is expected to be accretive to distributable earnings in 2022 as we eliminate certain duplicative public company costs.
•We expect little to no integration risk as both companies are under the common management of Tremont Realty Advisors, and our existing senior management team will continue to lead the combined company.
•We intend to close the transaction as soon as possible and expect that to be sometime during the third quarter.
Turning to slide 5, I would like to highlight the merits of this transaction…
First, we believe the combination of TRMT and RMRM represents a unique opportunity to quickly achieve scale and create a larger, more diversified commercial mortgage REIT. By coming together, the transaction is expected to immediately position the combined company to approach $1 billion dollars in assets when fully invested.
Second, we expect this accretive transaction will help us increase our collective financial strength and create enhanced returns for our shareholders over time. We will generate savings by eliminating redundant public company costs with the potential to drive further operating efficiencies as we scale the business. To this end, we expect to realize annual cost savings of $1.4 million to $1.6 million, or 10 cents to 11 cents on a per share basis, with the right-sizing of public company overhead costs.
Third, following the close of the transaction, we believe shareholders will benefit from an increase in trading liquidity and investor base diversity with an expanded public common share float.

We also expect our expanded capital base to improve our ability to access the capital markets with more efficient sources of financing to fund our growth as we leverage the combined company’s liquidity and debt capacity. TRMT currently has limited investment capacity and due to size, lacks the ability to access potentially attractive sources of capital, such as the CLO market or more competitive repo terms, which are necessary to support future earnings growth. This merger represents a compelling opportunity to address this challenge, and potentially lower our cost of capital to further enhance our return on equity.
The combined company will not only have greater scale, but broader investment diversity among loans across geographies and asset classes. The investments of the combined company will be more evenly balanced across commercial real estate nationwide and secured by property types that continue to demonstrate solid fundamentals, with the highest mix in Industrial, Multifamily and Office properties.
And finally, we believe this proposed merger will provide greater market visibility and increased deal flow as we become a more significant player in the commercial mortgage market. We expect there to be strong demand for bridge loans over the next several years as the pandemic has increased the number of un-stabilized properties in need of financing, and we believe now is the right time to execute on this opportunity to strengthen our position and capture a greater percentage of the maturing loan volume that is not being refinanced by traditional lending sources.

To further highlight the benefits of the merger, let’s review the portfolio of the combined company on page 8 of the presentation. The combined company has much greater scale with 22 first mortgage whole loans with approximately $519 million dollars in aggregate loan commitments and a principal balance of $471 million dollars with a weighted average LTV of 66 percent and a weighted average maximum maturity of 3.2 years. The pro forma portfolio has a weighted average coupon of 5.4 percent and an All-In-Yield of 6.0 percent.
To achieve our fully invested target of approximately $1 billion dollars in total loan commitments, we plan to originate approximately 20 additional loans, assuming a similar average commitment loan size as the existing portfolios.
In summary, we believe the merger of TRMT and RMRM provides a tremendous opportunity to build strong growth momentum and provides compelling benefits to the shareholders of both companies. It creates a larger, more diversified business with increased financial strength and attractive portfolio metrics. We believe the combined company will be better positioned to pursue its focus on commercial mortgage lending, drive earnings growth, and deliver attractive risk-adjusted returns over the long-term.
(pause……..)
Now let me update you on Tremont Mortgage Trust’s results and investment activities during the first quarter. Our business continued to perform well with all of our loans remaining current on debt service, further improvement in our portfolio risk rating, and strong growth in Distributable Earnings compared to a year ago. Based on the healthy performance of our portfolio, we are pleased to have reinstated a quarterly distribution to our shareholders of 10 cents per share.

During the quarter, our attention remained focused on managing our portfolio and actively communicating with our borrowers as they continued to execute their business plans. Our portfolio of first mortgage whole loans is healthy and well supported by quality sponsors and business plans that generally remain on track.
The weighted average risk rating on our portfolio improved from 3.2 last quarter to 2.9 during the first quarter. We upgraded the ratings on five loans that have demonstrated better performance and experienced less disruption from the pandemic than initially anticipated. Conversely, we downgraded one loan related to an office property in Yardley, Pennsylvania as a result of the borrower’s business plan taking longer to execute than expected due to challenges in the leasing market during COVID. None of our loans are rated at 5.
Turning to our loan portfolio at quarter end… we had approximately $268 million in aggregate loan commitments consisting of a diverse portfolio of 13 first mortgage whole loans with a weighted average LTV of 67 percent and a weighted average maximum maturity of 2.4 years, when including extension options. Our portfolio is 100% floating rate and all of our loans have active LIBOR floors. The portfolio had a weighted average coupon of 5.7 percent and an All-In-Yield of 6.4 percent.
The relationship with our master repurchase facility lender remains strong, and Citi continues to advance money in normal course to fund our loan commitments to our borrowers. Based on our liquidity and the status of our loans, we are well positioned to finance new investments as loans repay. As such, we intend to keep our finite amount of equity fully invested.

Our manager Tremont Realty Advisors, under their tradename Tremont Realty Capital, remains active in the market with a robust pipeline of potential opportunities to reinvest available capital according to our loan allocation policy. The current pipeline is strong with more than $600 million in transactions in various stages of review, underwriting, and diligence. One opportunity currently in diligence to backfill TRMT’s recent loan repayment is a $15.3 million dollar bridge loan to refinance a 125 thousand square foot office building outside of Denver. The loan has not yet closed and remains subject to final diligence.
Tremont Realty Capital also has five term sheets outstanding for prospective financing opportunities with an aggregate loan amount of approximately $135 million dollars. These are opportunities that have quoted financing terms with an effort to win the business and convert them to loan applications. In addition to the outstanding term sheets, Tremont Realty Capital has more than 20 potential transactions totaling over $450 million dollars in various stages of review for possible investment. The next step for these transactions would be to issue term sheets if we believe the credit risk and risk adjusted return on capital is acceptable.
And with that, I’ll turn it over to Doug to review our financial results… Doug

Speaker: Doug Lanois
Thank you, Tom, and good morning everyone. I’ll begin with a brief update on our recent loan activity and then run through our first quarter financial results.
In February we amended our loan related to a retail property in Coppell, Texas, and extended the maturity by six months to August of 2021. As part of the amendment, TRMT collected an extension fee, and the sponsor funded an interest reserve of 500 thousand dollars and repaid 250 thousand dollars of the outstanding principal balance. The total loan commitment decreased to $19.9 million dollars.
We also received the early repayment of our multifamily loan in Rochester, New York with proceeds totaling $24.8 million dollars. We used these proceeds to pay down our Citi repurchase facility by $22.4 million dollars and retained approximately $2.4 million dollars for liquidity purposes. Additionally, our borrower under our Barrington, New Jersey loan has entered into an agreement to sell the underlying industrial property and accordingly that loan of $36.2 million dollars may prepay during the second quarter.
Following the end of the quarter, we amended our loan secured by an office building in Metairie, Louisiana. The sponsor paid TRMT an extension fee and the loan was extended six-months until October of 2021, while they continue their efforts to refinance our position.
Turning to our first quarter financial results, distributable earnings came in at 2.2 million dollars, or 27 cents per weighted-average diluted share compared to 21 cents in the prior year period and 28 cents in the prior quarter.

Our loans continue to benefit from our LIBOR floors as interest rates remain at historic lows. Interest income from investments for the quarter was 4.5 million dollars, compared to 4.6 million dollars in the prior quarter. Interest and related expenses incurred from borrowings on our Master Repurchase Facility was approximately 1.1 million dollars, compared to 1.2 million dollars last quarter. Income from investments, net, was stable at 3.4 million dollars.
As presented in our supplemental financial package, our weighted average all in yield on our investments as of March 31st was 6.4 percent. This includes our weighted average LIBOR floor of 210 basis points, a weighted average spread of 364 basis points, and amortization of our loan fees. All our investments remain current on debt service and we had no loan losses during the quarter.
Total expenses were $1.8 million dollars in the first quarter, compared to $1.1 million dollars in the prior quarter.  The sequential increase was primarily driven by the reinstatement of management and incentive fees totaling 962 thousand dollars, partially offset by a sequential decline in shared services expenses and general and administrative costs.
As Tom mentioned, we recently declared a quarterly distribution of $0.10 per common share, or approximately $831 thousand dollars.
Turning to our balance sheet…
At the end of the first quarter, we had 10.9 million dollars in cash. Our loans held for investment, net, totaled 260.2 million dollars, a decrease of 22.1 million dollars from last quarter, reflecting the early repayment of our loan in New York in February. We had total loan commitments of 268.4 million dollars of which 9.0 million dollars was unfunded.

As of March 31st, we had an outstanding principal balance on our Master Repurchase Facility of 180.8 million dollars. We ended the quarter with approximately $24 million dollars of capital available to reinvest.
Operator, this concludes our prepared remarks. We will now take questions from sell-side analysts.

Warning Concerning Forward-Looking Statements

This transcript of the earnings conference call by TRMT contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Also, whenever Tremont Mortgage Trust (Nasdaq: TRMT), or TRMT, and RMR Mortgage Trust (Nasdaq: RMRM), or RMRM, use words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “will”, “may” and negatives or derivatives of these or similar expressions, they are making forward-looking statements. These forward-looking statements are based upon TRMT’s and RMRM’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur. Actual results may differ materially from those contained in or implied by TRMT’s and RMRM’s forward-looking statements as a result of various factors, which include those that are detailed in each of TRMT’s periodic reports and RMRM’s Current Report on Form 8-K filed on March 24, 2021 and subsequent filings with the Securities and Exchange Commission, or SEC. You should not place undue reliance upon forward-looking statements. Except as required by law, TRMT and RMRM do not intend to update or change any forward-looking statements as a result of new information, future events or otherwise.

Additional Information about the Merger

In connection with the proposed merger, RMRM expects to file with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger and other transactions contemplated by the Agreement and Plan of Merger entered into by TRMT and RMRM. The joint proxy/prospectus will contain important information about the proposed merger and related transactions. SHAREHOLDERS OF TRMT AND RMRM ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY TRMT AND RMRM WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TRMT, RMRM AND THE PROPOSED MERGER AND RELATED TRANSACTIONS.

Shareholders of TRMT and RMRM may obtain free copies of the registration statements, the joint proxy statement/prospectus and other relevant documents filed by TRMT or RMRM with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by TRMT with the SEC are also available free of charge on TRMT’s website at www.trmtreit.com. Copies of the documents filed by RMRM with the SEC are also available free of charge on RMRM’s website at www.rmrmortgagetrust.com.

This transcript of the earnings conference call by TRMT is for informational purposes only and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale of securities would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

TRMT, RMRM and their respective trustees and executive officers, and Tremont Realty Advisors LLC, The RMR Group LLC, The RMR Group Inc. and certain of their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of TRMT and RMRM in respect of the proposed merger. Information regarding TRMT’s trustees and executive officers can be found in TRMT’s proxy statement filed with the SEC on March 25, 2021. Information regarding RMRM’s trustees and executive officers can be found in RMRM’s proxy statement filed with the SEC on March 24, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from TRMT or RMRM, as applicable, using the sources indicated above.
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